March 30, 2010

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: PIMCO Equity Series (the “Trust” or the “Registrant”)

Dear Mr. Thompson:

In telephone conversations on March 25, 2010 and March 29, 2010, we discussed comments of the Securities and Exchange Commission staff (the “Staff”) in response to the March 23, 2010 and February 19, 2010 response letters submitted on behalf of the Registrant along with the Registrant’s amended registration statement, filed on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”) , in connection with the offering of the Registrant’s initial series, PIMCO EqS Pathfinder Fund (the “Fund”).1 The Staff’s comments, along with the Registrant’s responses, are set forth below.

Prospectus

Comment 1: With regard to the Fund’s name, the Staff takes the view that “world” is similar to “global” or “international” and that a fund using “world” in its name should follow prior Staff guidance relevant to funds using the terms “global” or “international” in their name. Please revise the disclosure in the “Principal Investment Strategies” section and where appropriate throughout the registration statement to clarify that a significant percentage of the Fund’s assets will be invested outside the United States, e.g., disclosing that the Fund will invest 40% of its assets outside of the United States or will invest in countries other than the United States in accordance with the weighting of an applicable index or benchmark. See Investment Company Act Release No. 24828 at footnote 42 (Jan. 17, 2001).

[1]	Please note that the name of the Registrant’s initial series has been changed to PIMCO EqS Pathfinder Fund.

Brion R. Thompson March 30, 2010 Page 2

Response: The Fund’s name has been changed to PIMCO EqS Pathfinder Fund. Accordingly, this comment is no longer applicable.

Statement of Additional Information

Comment 2: Please provide more detail why the Trust has determined that its leadership structure is appropriate given the specific characteristics and circumstances of the Trust, including that the chairman of the board is interested and that there is no lead independent trustee. General references to the characteristics and circumstances of the Trust is not adequate disclosure.

Response: We refer the Staff to the following language in the current disclosure, which describes why the Board thinks an interested chairman is appropriate: “The Board believes that, as Chairman, Mr. Harris provides skilled executive leadership to the Trust and performs an essential liaison function between the Trust and PIMCO, its investment adviser.” In addition, the disclosure provides that the Audit and Governance Committee chairs function as liaisons between the Independent Trustees and the Trust’s management: “The Board does not have a lead Independent Trustee; however, the Chairs of the Audit Committee and Governance Committee, each of whom is an Independent Trustee, act as liaisons between the Independent Trustees and the Trust’s management between Board Meetings and, with management, are involved in the preparation of agendas for Board and Committee meetings.”

In addition, we will revise the disclosure as follows (additions are underlined; deletions are struckthrough):

The Board reviews its structure regularly as part of its annual self-evaluation. ~~and believes that its structure is appropriate given in light of the characteristics and circumstances of the Trust and its business activities.~~ The Board has determined that its leadership structure is appropriate in light of the characteristics and circumstances of the Trust because it allocates areas of responsibility among the Committees and the Board in a manner than enhances effective oversight. The Board considered, among other things, the role of PIMCO in the day-to-day management of the Trust’s affairs; the extent to which the work of the Board is conducted through the Committees; the number of portfolios that comprise the Trust and other trusts in the fund complex overseen by members of the Board; the variety of asset classes those portfolios include; the net assets of the Fund, the Trust and the fund complex; and the management, distribution and other service arrangements of the Fund, the Trust and the fund complex.

Brion R. Thompson March 30, 2010 Page 3

Comment 3: Please enhance the disclosure required by Item 17(b)(1) to discuss the extent of the board’s role in the risk oversight of the Fund, such as how the board exercises its oversight function and the effect that this has on the board’s leadership structure.

Response: We assert that the disclosure currently discusses how the board exercises its oversight function and refer the Staff to the following statements:

“The Board has established three standing committees to facilitate the Trustees’ oversight of the management of the Trust: an Audit Committee, a Valuation Committee and a Governance Committee.”

“…the Board, has adopted, and periodically reviews policies and procedures designed to address risks associated with the Trust’s activities.”

“The Trust’s senior officers, including but not limited to, the Chief Compliance Officer (“CCO”) and Treasurer, PIMCO portfolio management personnel and other senior personnel of PIMCO, the Trust’ independent registered public accounting firm (the “independent auditors”) and personnel from the Trust’s third-party service providers make periodic reports to the Board and its Committees with respect to a variety of matters, including matters relating to risk management.”

In addition, the revision proposed in the response to Comment 2 addresses the effect this has on the leadership structure.

Comment 4: The proposed SAI disclosure provided in the table contemplated by Item 17(a)(1) provides the employment information for the past five years. Please include additional disclosure discussing the specific experience, qualifications, attributes and skills that led to the conclusion that the person should serve as trustee. If material, this disclosure should cover more than the past five years. For example, stating that a person is a “private investor” does not provide sufficient disclosure about the experience, qualifications, attributes and skills that led to the conclusion that the person should serve as trustee. Once more specific disclosure is provided, for each trustee, please disclose how the conclusion was reached that the trustee is qualified to serve as a trustee.

Response: We will revise the disclosure as follows (additions are underlined):

The Board has determined that each of the Trustees is qualified to serve as a Trustee of the Trust, based on a review of the experience, qualifications, attributes and skills of each Trustee, including those listed in the table above. Each Trustee has significant experience

Brion R. Thompson March 30, 2010 Page 4

as a Trustee for other funds in the same fund complex as the Trust, and through this experience, is familiar with the Trust’s service providers. The Board has taken into account each Trustee’s commitment to the other funds in the complex and participation in Board and committee meetings throughout his tenure on the Board of the other funds in the complex. The following is a summary of qualifications, experiences and skills of each Trustee (in addition to the principal occupation(s) during the past five years noted in the table above) that support the conclusion that each individual is qualified to serve as a Trustee:

Mr. Harris’s position as a Managing Director of PIMCO and a Member of its Executive Committee give him valuable experience with the day-to-day management of the operation of the Trust as well as other funds within the fund complex, enabling him to provide essential management input to the Board.

Mr. Cannon has experience as the proprietor of a private equity investment firm and as president of a nonprofit entity. His qualifications also include past participation on the board of PIMCO Funds Multi-Manager Series (now known as Allianz Funds), which offers equity funds managed by affiliates of PIMCO. Mr. Cannon also has prior experience as a board member of a public company.

Mr. Curtis has experience in the areas of financial reporting and accounting, including prior experience as President and Chief Executive Officer of a New York Stock Exchange listed company and as a board member and audit committee chair of several REITs. He also served as Dean of the School of Economics and Business at Chapman University.

*        *        *

Brion R. Thompson March 30, 2010 Page 5

For the Staff’s convenience, attached as Exhibit A is a blackline marking the changes to the relevant portions of the “Management of the Trust” section of the Statement of Additional Information as discussed in this letter. We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3448 if you wish to discuss this correspondence further.

Sincerely,

/s/ Matthew V. Curtin
Matthew V. Curtin

cc:	J. Stephen King, Jr.

Joshua D. Ratner

Audrey L. Cheng

Douglas P. Dick

Exhibit A

MANAGEMENT OF THE TRUST

Trustees and Officers

The business of the Trust is managed under the direction of the Trust’s Board of Trustees. Subject to the provisions of the Trust’s Trust Instrument, its By-Laws and Delaware law, the Board of Trustees (the “Board”) has all powers necessary and convenient to carry out this responsibility, including the election and removal of the Trust’s officers.

Leadership Structure and Risk Oversight Function

The Board is currently composed of three Trustees, two of whom are not “interested persons” of the Trust (as that term is defined by Section 2(a)(19) of the 1940 Act) (“Independent Trustees”). The Trustees meet periodically throughout the year to discuss and consider matters concerning the Trust and to oversee the Trust’s activities, including its investment performance, compliance program and risks associated with its activities.

Brent R. Harris, a Managing Director and member of Executive Committee of PIMCO, and therefore an “interested person” of the Trust, serves as Chairman of the Board. The Board has established three standing committees to facilitate the Trustees’ oversight of the management of the Trust: an Audit Committee, a Valuation Committee and a Governance Committee. The scope of each Committee’s responsibilities is discussed in greater detail below. The Board does not have a lead Independent Trustee; however, the Chairs of the Audit Committee and Governance Committee, each of whom is an Independent Trustee, act as liaisons between the Independent Trustees and the Trust’s management between Board Meetings and, with management, are involved in the preparation of agendas for Board and Committee meetings. The Board believes that, as Chairman, Mr. Harris provides skilled executive leadership to the Trust and performs an essential liaison function between the Trust and PIMCO, its investment adviser. The Board believes that its governance structure allows all of the Independent Trustees to participate in the full range of the Board’s oversight responsibilities. The Board reviews its structure regularly as part of its annual self-evaluation ~~and believes~~. The Board has determined that its leadership structure is appropriate ~~given~~in light of the characteristics and circumstances of the Trust ~~and its business activities.~~ because it allocates areas of responsibility among the Committees and the Board in a manner than enhances effective oversight. The Board considered, among other things, the role of PIMCO in the day-to-day management of the Trust’s affairs; the extent to which the work of the Board is conducted through the Committees; the number of portfolios that comprise the Trust and other trusts in the fund complex overseen by members of the Board; the variety of asset classes those portfolios include; the net assets of the Fund, the Trust and the fund complex; and the management, distribution and other service arrangements of the Fund, the Trust and the fund complex.

In its oversight role, the Board has adopted, and periodically reviews, policies and procedures designed to address risks associated with the Trust’s activities. In addition, PIMCO and the Trust’s other service providers have adopted policies, processes and procedures to identify, assess and manage risks

A-1

associated with the Trust’s activities. The Trust’s senior officers, including, but not limited to, the Chief Compliance Officer (“CCO”) and Treasurer, PIMCO portfolio management personnel and other senior personnel of PIMCO, the Trust’s independent registered public accounting firm (the “independent auditors”) and personnel from the Trust’s third-party service providers make periodic reports to the Board and its Committees with respect to a variety of matters, including matters relating to risk management.

Qualifications of the Trustees

The charts below identify the Trustees and executive officers of the Trust. Unless otherwise indicated, the address of all persons below is 840 Newport Center Drive, Newport Beach, CA 92660.

Trustees

Name, Age and Position Held with Trust*	Term of Office and Length of Time Served /+/	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee*	Other Public Company and Investment Company Directorships Held by Trustee During the Past 5 Years
Interested Trustee[1]

Brent R. Harris (49) Chairman of the Board and Trustee	03/2010 to present	Managing Director and member of Executive Committee, PIMCO.	130	Chairman and Trustee,
PIMCO Equity Series
VIT; Chairman and
Trustee, PIMCO ETF
Trust; Chairman and
Trustee, PIMCO Funds;
and Chairman and
Trustee, PIMCO Variable
Insurance Trust; Director,
StocksPLUS®
Management, Inc.; and
member of Board of
Governors and Executive
Committee, Investment
Company Institute.
Formerly, Chairman and
				Director, PCM Fund, Inc.
Independent Trustees

E. Philip Cannon (68) Trustee	03/2010 to present	Proprietor, Cannon & Company (an investment firm). Formerly, President, Houston Zoo.	130	Trustee, PIMCO Equity
Series VIT; Trustee,
PIMCO ETF Trust;
Trustee, PIMCO Funds;
and Trustee, PIMCO
Variable Insurance Trust.
Formerly, Trustee Allianz
Funds (formerly, PIMCO
Funds: Multi-Manager
Series); Formerly,
				Director, PCM Fund, Inc.

Vern O. Curtis (75) Trustee	03/2010 to present	Private Investor.	130	Trustee, PIMCO Equity Series VIT; Trustee, PIMCO ETF Trust; Trustee, PIMCO Funds; and Trustee, PIMCO Variable Insurance Trust. Formerly, Director, PCM Fund, Inc.

*	The information for the individuals listed is as of March 3, 2010.
/+/	Trustees serve until their successors are duly elected and qualified.
1	Mr. Harris is an “interested person” of the Trust (as that term is defined in the 1940 Act) because of his affiliation with PIMCO.

A-2

The Board has determined that each of the Trustees is qualified to serve as a Trustee of the Trust, based on a review of the experience, qualifications, attributes and skills of each Trustee, include those listed in the table above. Each Trustee has significant experience as a Trustee for other funds in the same fund complex as the Trust, and ~~the~~through this experience, is familiar with the Trust’s service providers. The Board has taken into account each Trustee’s commitment to the other funds in the complex and participation in Board and committee meetings throughout his tenure on the Board of the other funds in the complex. ~~These qualifications, as well as other qualifications preceding the five-year period~~The following is a summary of qualifications, experiences and skills of each Trustee (in addition to the principal occupation(s) during the past five years noted in the table above~~,~~) that support the conclusion that each individual is qualified to serve as a Trustee:

Mr. Harris’s position as a Managing Director of PIMCO and a Member of its Executive Committee give him valuable experience with the day-to-day management of the operation of the Trust as well as other funds within the fund complex, enabling him to provide essential management input to the Board.

Mr. Cannon has experience as the proprietor of a private equity investment firm and as president of a nonprofit entity. His qualifications also include past participation on the board of PIMCO Funds Multi-Manager Series (now known as Allianz Funds), which offers equity funds managed by affiliates of PIMCO. Mr. Cannon also has prior experience as a board member of a public company.

Mr. Curtis has experience in the areas of financial reporting and accounting, including prior experience as President and Chief Executive Officer of a New York Stock Exchange listed company and as a board member and audit committee chair of several REITs. He also served as Dean of the School of Economics and Business at Chapman University.

A-3